Exhibit 99.1

China Rapid Finance Reports Unaudited Second Quarter 2017 Financial Results

Executing on Plan with 59% YoY Growth in Total Gross Billings for

Leading Consumer Lending Marketplace Serving 500 Million EMMAs

SHANGHAI, August 17, 2017 (PR NEWSWIRE)—China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), a leading online consumer lending marketplace in China, today reported its unaudited financial results for the second quarter ended June 30, 2017. The Company will hold a conference call on August 17, 2017 at 8:00 am Eastern Time (8:00 pm Beijing Time) to discuss the financial results for the second quarter of 2017. Dial-in details are provided at the end of this release.

“We are pleased to report our second quarter 2017 results for our first full quarter as a public company, during which we achieved several important milestones,” said Dr. Zane Wang, Chairman and CEO of China Rapid Finance. “Our second quarter 2017 results demonstrated solid progress toward our business and financial objectives, with approximately 760 thousand new borrowers acquired, over 240% year-over-year growth in loan volume, and nearly 60% year-over-year growth in gross billings. Marking a significant milestone, consumption loan volume in the second quarter 2017 exceeded that for the full year of 2016. As our business continued to scale operationally and financially, we further validated our ‘low and grow’ strategy to provide digital credit at a significantly lower cost than many of our competitors without taking any credit risk. Our proprietary technology enables us to scale a marketplace which facilitates affordable digital credit for one of the world’s largest untapped credit markets of 500 million EMMA (Emerging Middle-class Mobile Active) consumers. We are excited about opportunities we see ahead to extend our leadership position. With 20 million cumulative loans and 2.7 million cumulative borrowers since inception, we are on track to achieve long-term sustainable growth by fulfilling the lifetime consumer credit needs of China’s emerging middle class.”

Second Quarter 2017 Financial Highlights

•	Total gross billings on transaction and service fees[1] grew by 59% year over year to $24.5 million, or 46% over the previous quarter.

•	Gross billings from consumption loans exceeded gross billings from lifestyle loans, marking an important milestone. Gross billings from consumption loans increased by 642% year over year to $13.2 million, or 97% over the previous quarter. Gross billings from consumption loans represented 54% of total gross billings as compared with 12% in the prior year period, and 40% in the previous quarter. Gross billings from lifestyle loans were $11.3 million as compared with $13.7 million in the prior year period, or $10 million in the previous quarter. Gross billings from lifestyle loans were 46% of total gross billings, as compared with 88% in the prior year period, and 60% in the previous quarter.

•	Net revenue increased by 9% year over year to $15.2 million (after netting off customer acquisition incentives of $8.1 million) from $13.9 million (after netting off customer acquisition incentives of $0.6 million) in the prior year period, and 45% over the previous quarter from $10.5 million (after netting off customer acquisition incentives of $5.3 million) in the previous quarter.[2]

[1]	Gross billings on transaction and service fees is defined as transaction and service fees billed to customers, inclusive of related value-added taxes, before deduction of customer acquisition incentives (“CAI”).
[2]	Customer acquisition incentives (“CAI”) are amounts paid to marketplace investors who lend to first-time consumption loan borrowers, and help to attract higher lifetime value prescreened borrowers to the Company’s marketplace.

Second Quarter 2017 Operating Highlights

•	Number of new borrowers added in the second quarter of 2017 was 760 thousand, increasing 39% over the previous quarter. As of June 30, 2017, the Company had 2.7 million unique borrowers.

•	Total number of loans facilitated grew by 354% year over year to 5.1 million, or on average 55 thousand loans facilitated per day. Total number of loans facilitated since inception reached 20 million.

•	Total loan volume facilitated increased by 244% year over year to $720.7 million. Consumption loans facilitated increased by 431% year over year to $637.5 million, with lifestyle loans facilitated totaling $83.2 million, as compared with $89.7 million in the prior year period.

•	Average cumulative loan volume per borrower of the Q4 2015 cohort increased to approximately $1,550 in their 18th month on our marketplace from approximately $1,300 in the 15th month. Average cumulative loan volume per borrower of the Q1 2016 cohort increased to approximately $1,340 in their 15th month on our marketplace from approximately $1,099 in the 12th month.

•	Repeat borrowers on the Company’s marketplace accounted for 72% of the total borrowers as of June 30, 2017.

“We are pleased to report that the consumption loan business is driving the growth of our company,” said Mr. Kerry Shen, Chief Financial Officer of China Rapid Finance. “Consumption loan volume facilitated in the second quarter exceeded the entire year’s volume for 2016. Gross billings from consumption loans grew 6 times year over year and doubled from the previous quarter. In particular, for the first time in our history, gross billings from consumption loans exceeded that from lifestyle loans, marking an important milestone. We will continue to execute our ‘low and grow’ strategy and focus on engaging high repeat consumption loan borrowers who generate significant lifetime value. We also added 760 thousand new borrowers and facilitated 5.1 million loans in the second quarter, further enhancing our leadership position in the consumer lending industry.”

Second Quarter 2017 Financial Results

•	Total gross billings on transaction and service fees increased by 59% to $24.5 million from $15.5 million in the prior year period, largely driven by the increase of gross billings from consumption loans. Gross billings from consumption loans increased to 54% of total gross billings compared with 12% in the prior year period, or 40% in the previous quarter.

•	Gross billings from consumption loans increased by 642% to $13.2 million from $1.8 million in the prior year period, primarily due to the increase in consumption loan volume to $637.5 million from $120.0 million in the prior year period. Gross billings per borrower are a function of three key drivers including: (1) average loan size per borrower, (2) number of loans per borrower, and; (3) average transaction and service fee rate.

•	Average transaction and service fee rate on consumption loans increased to 2.1% from 1.5% in the prior year period, and 1.6% in the previous quarter. This was a result of our “low and grow” strategy as the average fee rate increases when the size and term of the loan is larger and longer.

•	Gross billings from lifestyle loans were $11.3 million, as compared with $13.7 million in the prior year period, primarily due to the Company’s ongoing strategy to focus on higher lifetime value consumption loans. The lifestyle loan volume was $83.2 million in the second quarter of 2017, as compared with $89.7 million in the prior year period. Gross billings from lifestyle loans were 46% of total gross billings as compared with 88% in the prior year period, and 60% in the previous quarter.

We believe gross billings on transaction and service fees is a key operating metric and an important indicator of our growth and business performance. Presentation of gross billings helps illustrate our business trends and growth rate. Net revenue is reported under US GAAP after deducting the one-time customer acquisition incentive (“CAI”) from gross billings. CAI is a one-time payment to marketplace investors only for lending to a first-time consumption loan borrower, and therefore is not directly related to overall loan volume and business growth. Gross billings on transaction and service fees are directly related to the loan volume that is successfully matched on our marketplace, showing a correlation between gross billings on transaction and service fees and loan volume.

Gross Billings & Customer Acquisition Incentives

	For the Three Months Ended		For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
	US$’000	US$’000	US$’000	US$’000
Gross billings on transaction and service fees
—Lifestyle loans	13,679	11,322	26,988	21,414
—Consumption loans	1,776	13,184	3,308	19,876

Total	15,455	24,506	30,296	41,290

Customer acquisition incentives
—deducted from Consumption loan revenue	598	8,131	1,992	13,448
—recognized in sales and marketing expenses	—	38	—	921

Total	598	8,169	1,992	14,369

•	Net revenue increased by 9% year over year to $15.2 million (after netting off CAI of $8.1 million) from $13.9 million (after netting off CAI of $0.6 million) in the prior year period, and 45% over the previous quarter from $10.5 million (after netting off CAI of $5.3 million) in the previous quarter.

•	Servicing expenses increased to $3.5 million from $3.0 million in the prior year period. The increase in servicing expenses was primarily due to an increase in the number of servicing personnel.

•	Sales and marketing expenses were $9.5 million as compared to $5.6 million in the prior year period. The increase in sales and marketing expenses was primarily due to the marketing fees paid to channel partners in connection with new borrower acquisition.

•	General and administrative expenses were $15.8 million as compared to $10.8 million in the prior year period. The increase in general and administrative expenses was mainly due to: 1) the increase in operating costs in relation to the facilitation of consumption loans amounting to $1.3 million, including gateway payment fees, data analysts, customer service, call centers and operational personnel; 2) the increase in research and product development expenses in relation to the consumption loan app of $1.2 million, and; 3) share-based compensation expense for incentive shares of $0.8 million versus $0.2 million in the prior year period.

•	Net loss for the second quarter of 2017 was $13.5 million, as compared with $5.9 million in the prior year period, primarily due to CAI of $8.2 million in the second quarter of 2017 compared with $0.6 million in the prior year period. Net loss attributable to the Company’s ordinary shareholders for the second quarter of 2017 was $96.4 million, or $1.93 per share, as compared to $7.3 million, or $0.45 per share, in the prior year period. The increase in net loss attributable to ordinary shareholders was primarily due to a one-time $82.0 million increase in deemed dividend to preferred shareholders upon the initial public offering.

•	Balance Sheet and Cash Flows: As of June 30, 2017, the Company had cash and cash equivalents of $74.5 million and restricted cash of $17.4 million. Net cash used in operating activities was $16.2 million for the second quarter of 2017, as compared to net cash used in operating activities of $5.1 million in the prior year period. The increase in operating cash outflow was mainly due to CAI and marketing fees paid to channel partners to acquire quality new borrowers.

Executing on Plan

Our platform’s technology advantage and data access have enabled us to become one of the most affordable and scalable consumer lending marketplaces in China.

The attractiveness of our marketplace to EMMAs is evidenced by the fact that, as of June 30 2017, 72% of the borrowers on our marketplace were repeat borrowers. We continue to experience a high rate of borrower retention on our marketplace consistently over time. Using the borrower cohort of first-time consumption loan borrowers from the fourth quarter of 2015, during a twelve-month period on our platform, the average loan size per borrower increased from $71 in the first month to $148 in the twelfth month, and average cumulative loan volume per borrower increased 13 times from approximately $100 in the first month to approximately $1,300 in the twelfth month and 15.5 times to $1,550 in the eighteenth month.

Our mission is to serve EMMAs’ lifetime credit needs, and we believe that the growth of EMMAs’ lifetime customer value on our marketplace is just beginning. We seek to facilitate more loans that are larger and have longer terms to higher quality borrowers and gradually lower borrowing costs to borrowers who have demonstrated favorable repayment behavior on our platform. We believe that rewarding favorable repayment behavior will enable us to generate significant customer lifetime value.

Financial Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change.

For the full year ending December 31, 2017, the Company expects to add between 2.5 million to 3.0 million new borrowers, representing a year-over-year growth rate of 350% to 400%. The Company also expects total gross billings on transaction and service fees to be in the range of $110 million to $120 million in 2017, as compared with $67.9 million in the prior year. Total gross billings for the six months ended June 30, 2017 were $41 million. The Company reaffirms its guidance for the full year of 2017 and expects to generate approximately $70 million to $80 million of gross billings on transaction and service fees in the second half of the year.

Conference Call:

The Company will hold a conference call on Thursday, August 17, 2017 at 8:00 am U.S. Eastern Time, or 8:00 pm China Time, to discuss its financial results.

Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	China Rapid Finance call

The replay will be accessible through August 24, 2017 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10111188

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://chinarapidfinance.investorroom.com.

About China Rapid Finance

China Rapid Finance operates one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated over 20 million loans to over 2.7 million borrowers at a significantly lower borrowing cost than many competitors. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world’s largest untapped consumer credit markets: China’s 500 million Emerging Middle-class Mobile Active consumers (EMMAs). China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its technology to efficiently select quality EMMAs for its platform. China Rapid Finance offers smaller, shorter-term initial loans to these EMMAs and then offers larger, longer-term loans to repeat borrowers who demonstrate positive credit behavior. This “low and grow” strategy enables the Company to attract and retain high quality EMMAs who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in both the U.S. and China, and is governed by a global board of directors. For more information, please visit http://chinarapidfinance.investorroom.com.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth below is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance’s strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

China Rapid Finance

Mao Mao

Tel: +1 (646) 308-1635

Email: IR@crfchina.com

IRResults

Gretchen Lium

Tel: +1 (303) 638-9185

Email: gretchen@irresults.com

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
	US$	US$	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	13,717	14,691	27,164	25,107
Other revenue	254	462	657	501

	13,971	15,153	27,821	25,608
Provision for loan losses	1	10	(11)	11
Business related taxes and surcharges	(46)	(1)	(767)	(6)

Net Revenue	13,926	15,162	27,043	25,613

Operating expense:
Servicing expenses	(3,040)	(3,476)	(7,036)	(6,790)
Sales and marketing expenses	(5,599)	(9,522)	(13,995)	(19,738)
General and administrative expenses	(10,794)	(15,803)	(21,669)	(27,554)

Total operating expenses	(19,433)	(28,801)	(42,700)	(54,082)
Other income (expense):
Other income (expense), net	(440)	149	(506)	126

Loss before income tax expense	(5,947)	(13,490)	(16,163)	(28,343)
Income tax expense	—	(28)	—	(28)

Net loss	(5,947)	(13,518)	(16,163)	(28,371)
Accretion on Series A convertible redeemable preferred shares to redemption value	(72)	(24)	(144)	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	(405)	(135)	(810)	(540)
Accretion on Series C convertible redeemable preferred shares to redemption value	(921)	(653)	(1,823)	(2,232)

Deemed dividend to preferred shareholders upon initial public offering	—	(82,034)	—	(82,034)
Net loss attributable to ordinary shareholders	(7,345)	(96,364)	(18,940)	(113,273)

Net loss	(5,947)	(13,518)	(16,163)	(28,371)
Foreign currency translation adjustment, net of nil tax	437	(99)	402	(149)

Comprehensive loss	(5,510)	(13,617)	(15,761)	(28,520)

Weighted average number of ordinary shares used in computing net loss per share
Basic	16,483,934	50,013,189	16,375,388	33,501,833
Diluted	16,483,934	50,013,189	16,375,388	33,501,833
Loss per share attributable to ordinary shareholders
Basic	(0.45)	(1.93)	(1.16)	(3.38)
Diluted	(0.45)	(1.93)	(1.16)	(3.38)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	As of
	June 30, 2016	March 31, 2017	June 30, 2017
	US$	US$	US$
Assets
Cash and cash equivalents	5,939	24,524	74,517
Restricted cash	8,841	11,321	17,372
Investments held for trading	2,707	—	—
Loans receivable, net of allowance for loan losses US$123 thousand, US$111 thousand and US$103 thousand as of June 30, 2016, March 31, 2017 and June 30, 2017, respectively	797	411	467
Safeguard Program receivable	5,693	5,570	5,168
Receivables from issuance of Series C redeemable convertible preferred shares	—	1,750	—
Receivables, prepayments and other assets	13,606	15,529	15,095
Property equipment and software, net	5,349	5,040	5,066

Total assets	42,932	64,145	117,685

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Liabilities:
Safeguard Program payable	14,794	17,248	16,139
Accrued liabilities	15,204	25,270	32,314
Income tax payable	1,993	1,900	1,935
Deferred revenue	594	793	1,159
Convertible promissory notes	2,166	—	—

Total liabilities	34,751	45,211	51,547

Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of June 30, 2016, March 31, 2017 and nil outstanding as of June 30, 2017)	6,652	6,868	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as June 30, 2016, March 31, 2017 and nil outstanding as of June 30, 2017)	34,321	35,537	—
Series C preferred shares (US$0.0001 par value; 1,737,247 shares and 3,447,959 shares issued and outstanding as of June 30, 2016, March 31, 2017 and nil outstanding as of June 30, 2017)	46,974	94,816	—

Total mezzanine equity	87,947	137,221	—

Shareholders’ (deficit)/equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized,16,483,934 shares and 16,954,453 shares and 64,705,172 issued and outstanding as of June 30, 2016, March 31, 2017 and June 30, 2017, respectively	2	2	6
Additional paid-in capital	—	—	280,612
Accumulated other comprehensive income	1,374	(963)	(1,062)
Accumulated deficit	(81,142)	(117,326)	(213,418)

Total shareholders’ (deficit)/equity	(79,766)	(118,287)	66,138

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	42,932	64,145	117,685

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
	US$	US$	US$	US$
Net cash used in operating activities	(5,118)	(16,163)	(18,294)	(28,536)
Net cash used in investing activities	(1,043)	(350)	(1,991)	(489)
Net cash provided by financing activities	688	67,292	908	85,278
Effect of exchange rate changes on cash and cash equivalents	568	(786)	271	(719)
Net (decrease)/increase in cash and cash equivalents	(4,905)	49,993	(19,106)	55,534
Cash and cash equivalents at beginning of period	10,844	24,524	25,045	18,983

Cash and cash equivalents at end of period	5,939	74,517	5,939	74,517